WARNING: THE EDGAR SYSTEM ENCOUNTERED ERROR(S) WHILE PROCESSING THIS SCHEDULE.




                SECURITIES AND EXCHANGE COMMISSION
                     Washington, D. C. 20549

                            FORM 10-Q


(Mark One)
[X]  QUARTERLY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE
     SECURITIES EXCHANGE ACT OF 1934

For the quarterly period ended..........August 1, 1999..........

                               OR

[ ]  TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE
     SECURITIES EXCHANGE ACT OF 1934

For the transition period from..............to...............

               Commission file number...0-15451...

                     ...PHOTRONICS, INC...
     (Exact name of registrant as specified in its charter)

       ...Connecticut...                    ...06-0854886...
(State or other jurisdiction of             (I.R.S. Employer
 incorporation or organization)            Identification No.)

 ......1061 East Indiantown Road, Jupiter, FL......     ..33477..
      (Address of principal executive offices)          (Zip Code)

                      ...(561) 745-1222...
      (Registrant's telephone number, including area code)

                 ..............................
      (Former name, former address and former fiscal year,
                 if changed since last report)


Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the
Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements
for the past 90 days.  Yes  ..X..   No  .....

Indicate the number of shares outstanding of each of the issuer's classes of common stock, as of the latest practicable date.


          Class                     Outstanding at August 1, 1999
Common Stock, $.01 par value             23,907,120 Shares

                        PHOTRONICS, INC.
                        AND SUBSIDIARIES


                             INDEX


                                                             Page

PART I.   FINANCIAL INFORMATION

     Item 1.   Condensed Financial Statements


               Condensed Consolidated Balance Sheet
               at August 1, 1999 (unaudited) and
               November 1, 1998                              3-4


               Condensed Consolidated Statement of
               Earnings for the Three and Nine Months
               Ended August 1, 1999 and August 2, 1998
               (unaudited)                                     5


               Condensed Consolidated Statement of
               Cash Flows for the Nine Months Ended
               August 1, 1999 and August 2, 1998
               (unaudited)                                     6

               Condensed Consolidated Statement of
               Shareholders Equity for the Nine Months
               Ended August 1, 1999 and August 2, 1998
               (unaudited)                                     7


               Notes to Condensed Consolidated
               Financial Statements (unaudited)              8-9


     Item 2.   Management's Discussion and Analysis
               of Results of Operations and
               Financial Condition                         10-12



PART II.  OTHER INFORMATION

     Item 6.   Exhibits and Reports on Form 8-K               13

PART I.   FINANCIAL INFORMATION

Item 1.    Condensed Financial Statements


                   PHOTRONICS, INC. AND SUBSIDIARIES

                   Condensed Consolidated Balance Sheet

                              (in thousands)

                                 ASSETS


                                              August 1,     November 1,
                                                1999           1998
                                             -----------    -----------
                                             (Unaudited)
Current assets:
  Cash, cash equivalents and
   short-term investments                     $  7,574       $ 31,373

  Accounts receivable (less allowance
   for doubtful accounts of $235 in
   1999 and 1998)                               37,173         31,515

  Inventories                                   13,417         14,057

  Other current assets                           9,271         10,430
                                              --------       --------
     Total current assets                       67,435         87,375

Property, plant and equipment
  (less accumulated depreciation of
   $129,256 in 1999 and $103,957 in 1998)      280,919        251,381

Intangible assets
  (less accumulated amortization of
   $7,647 in 1999 and $6,009 in 1998)           23,402         22,458

Investments and other assets                    15,319         10,335
                                              --------       --------
                                              $387,075       $371,549
                                              ========       ========


See accompanying notes to condensed consolidated financial statements.

                   PHOTRONICS, INC. AND SUBSIDIARIES

                 Condensed Consolidated Balance Sheet

           (dollars in thousands, except per share amounts)

                 LIABILITIES AND SHAREHOLDERS' EQUITY



                                              August 1,     November 1,
                                                1999           1998
                                             -----------    -----------
                                             (Unaudited)
Current liabilities:
  Current portion of long-term debt            $   264         $ 2,076
  Accounts payable                              39,048          31,431
  Accrued salaries and wages                     3,270           4,170
  Other accrued liabilities                      7,656          12,827
                                               -------         -------
     Total current liabilities                  50,238          50,504

Long-term debt                                 115,799         104,261
Deferred income taxes and other liabilities     16,924          16,354
                                               -------         -------
     Total liabilities                         182,961         171,119
                                               -------         -------

Commitments and contingencies
Shareholders' equity:
  Preferred stock, $0.01 par value,
   2,000,000 shares authorized,
   none issued and outstanding                       -               -

  Common stock, $0.01 par value,
   75,000,000 shares authorized,
   23,907,120 shares issued in 1999
   and 24,417,377 shares in 1998                   239             242

  Additional paid-in capital                    79,536          82,377
  Retained earnings                            126,016         120,091
  Accumulated other comprehensive
   loss                                         (1,604)         (2,141)

  Deferred compensation on restricted
   stock                                           (73)           (139)
                                              --------        --------
     Total shareholders' equity                204,114         200,430
                                              --------        --------
                                              $387,075        $371,549
                                              ========        ========

See accompanying notes to condensed consolidated financial statements.

                               PHOTRONICS, INC. AND SUBSIDIARIES

                         Condensed Consolidated Statement of Earnings

                           (in thousands, except per share amounts)
                                         (unaudited)


                                          Three Months Ended            Nine Months Ended
                                         ---------------------        ----------------------
                                         August 1,     August 2,      August 1,     August 2,
                                           1999          1998            1999          1998
                                         ---------     ---------      ---------     ---------
Net sales                                $59,034       $57,681        $160,675      $169,920

Costs and expenses:
 Cost of sales                            40,752        36,589         114,190       105,415
 Selling, general and administrative       7,984         7,448          22,899        21,699
 Research and development                  4,068         3,330          11,257         9,415
 Non-recurring restructuring charge            -             -               -         3,800
                                         -------       -------         -------      --------
Operating income                           6,230        10,314          12,329        29,591

Other income (expense), net                 (990)         (870)         (2,704)       (1,458)
                                         -------       -------         -------      --------
    Income before income taxes             5,240         9,444           9,625        28,133

Provision for income taxes                 2,000         3,600           3,700        10,700
                                         -------       -------         -------      --------
Net income                               $ 3,240       $ 5,844         $ 5,925      $ 17,433
                                         =======       =======         =======      ========


Earnings per share:
  Basic                                    $0.14         $0.24           $0.25         $0.72
                                           =====         =====           =====         =====

  Diluted                                  $0.14         $0.24           $0.25         $0.70
                                           =====         =====           =====         =====

Weighted average number of common
 shares outstanding:
  Basic                                   23,858        24,412          23,966        24,356
                                          ======        ======          ======        ======
  Diluted                                 23,858        29,057          23,966        29,082
                                          ======        ======          ======        ======


See accompanying notes to condensed consolidated financial statements.

                     PHOTRONICS, INC. AND SUBSIDIARIES

              Condensed Consolidated Statement of Cash Flows

                              (in thousands)
                                (Unaudited)
                                                     Nine Months Ended
                                                  ------------------------
                                                   August 1,     August 2,
                                                     1999          1998
                                                  ----------    ----------
Cash flows from operating activities:
  Net income                                        $ 5,925       $17,433

  Adjustments to reconcile net income to net cash
   provided by operating activities:
    Depreciation and amortization                    30,081        23,904
    Non-recurring restructuring charge                    -         3,800
    Other                                              (949)         (244)
  Changes in assets and liabilities, net of
   effects of acquisitions:
    Accounts receivable                              (6,069)       (1,248)
    Inventories                                         537        (3,412)
    Other current assets                              1,048          (939)
    Accounts payable and accrued liabilities          1,448         1,085
                                                    -------       -------
Net cash provided by operating activities            32,021        40,379
                                                    -------       -------
Cash flows from investing activities:
  Acquisition of photomask operations                     -       (32,455)
  Deposits on and purchases of property,
   plant and equipment                              (59,885)      (61,395)
  Net change in short-term investments                7,532        18,016
  Other                                              (1,334)        1,230
                                                    -------       -------
Net cash used in investing activities               (53,687)      (74,604)
                                                    -------       -------
Cash flows from financing activities:
  Repayment of long-term debt                        (1,998)         (198)
  Borrowings under revolving credit facility         11,775             -
  Proceeds from issuance of common stock              4,056         2,059
  Purchase and retirement of common stock            (6,900)            -
  Other                                                (301)            -
                                                    -------       -------
Net cash provided by financing activities             6,632         1,861
                                                    -------       -------
Effect of exchange rate changes on cash flows        (1,233)          745
                                                    -------       -------
Net decrease in cash and cash equivalents           (16,267)      (31,619)
Cash and cash equivalents at beginning of period     23,841        57,845
                                                    -------       -------
Cash and cash equivalents at end of period           $7,574       $26,226
                                                    =======       =======
Cash paid during the period for:
    Interest                                         $6,396        $6,305
    Income taxes                                       $876       $13,114

See accompanying notes to condensed consolidated financial statements.

                    PHOTRONICS, INC. AND SUBSIDIARIES

         Condensed Consolidated Statement of Shareholders' Equity

                              (in thousands)
                                (unaudited)


                                                           Accumulated Comprehensive Income (Loss)
                                                          -----------------------------------------
                                                                                  Other
                                                                     ------------------------------   Deferred
                                                                                  Foreign             Compensa-    Total
                               Common Stock     Add'l                Unrealized   Currency            tion on      Share-
                              ---------------   Paid-In   Retained   Investment   Trans-              Restricted   holders'
                              Shares   Amount   Capital   Earnings   Gains        lation      Total   Stock        Equity
                              ------   ------   -------   --------   ----------   --------    -----   ----------   --------
Nine Months Ended
  August 2, 1998:

Balance at
  November 2, 1997            24,301     $243   $85,129   $99,609    $3,251       $(2,008)    $1,243      $(249)   $185,975
                                                          -------    ------       -------     ------               --------

Comprehensive Income:
  Net income                       -        -         -    17,433         -             -          -          -      17,433

  Change in unrealized
   gains on investments            -        -         -         -    (2,039)            -     (2,039)         -      (2,039)

  Foreign currency translation
   adjustment                      -        -         -         -         -        (2,681)    (2,681)         -      (2,681)
                                                          -------    ------       -------     ------      -----    --------
Total comprehensive income         -        -         -    17,433    (2,039)       (2,681)    (4,720)         -      12,713

Sale of common stock
 through employee stock
 option and purchase plans       116        1     2,058         -         -             -          -          -       2,059

Amortization of restricted
 stock to compensation
 expense                           -        -         -         -         -             -          -         88          88
                              ------     ----   -------  --------    ------       -------    -------      -----    --------
Balance at
  August 2, 1998              24,417     $244   $87,187  $117,042    $1,212       $(4,689)   $(3,477)     $(161)   $200,835
                              ======     ====   =======  ========    ======       =======    =======      =====    ========

Nine Months Ended
  August 1, 1999:

Balance at
  November 1, 1998            24,164     $242   $82,377  $120,091    $1,167       $(3,308)   $(2,141)     $(139)   $200,430
                                                         --------    ------       -------    -------               --------
Comprehensive income:
  Net income                       -        -         -     5,925         -             -          -          -       5,925

  Change in unrealized
   gains on investments            -        -         -         -     2,281             -      2,281          -       2,281

  Foreign currency translation
   adjustment                      -        -         -         -         -        (1,744)    (1,744)         -      (1,744)
                                                         --------    ------       -------    -------               --------
Total comprehensive income         -        -         -     5,925     2,281        (1,744)       537          -       6,462

Sale of common stock
 through employee stock
 option and purchase plans       243        2     4,054         -         -             -          -          -       4,056

Common stock repurchases        (500)      (5)   (6,895)        -         -             -          -          -      (6,900)

Amortization of restricted
  stock to compensation
  expense                          -        -         -         -         -             -          -         66          66
                              ------     ----   -------  --------    ------       -------    -------       ----    --------
Balance at
  August 1, 1999              23,907     $239   $79,536  $126,016    $3,448       $(5,052)   $(1,604)      $(73)   $204,114
                              ======     ====   =======  ========    ======       =======    =======       ====    ========




See accompanying notes to Condensed Consolidated Financial Statements.

                     PHOTRONICS, INC. AND SUBSIDIARIES

           Notes to Condensed Consolidated Financial Statements

         Three and Nine Months Ended August 1, 1999 and August 2, 1998
                               (Unaudited)

NOTE 1 - BASIS OF FINANCIAL STATEMENT PRESENTATION

     The accompanying unaudited condensed consolidated financial statements have been prepared in accordance with generally accepted accounting principles for interim financial information and with the instructions to Form 10-Q and Article 10 of Regulation S-X. Accordingly, they do not include all of the information and footnotes required by generally accepted accounting principles for complete financial statements. In the opinion of management, all adjustments (consisting of normal recurring accruals) considered necessary for a fair presentation have been included. Operating results for the three and nine month periods ended August 1, 1999 are not necessarily indicative of the results that may be expected for the year ending October 31, 1999. Certain amounts in the condensed consolidated financial statements for prior periods have been reclassified to conform to the current presentation. For further information, refer to the consolidated financial statements and footnotes thereto included in the Company's Annual Report on Form 10-K for the year ended November 1, 1998.


NOTE 2 - EARNINGS PER SHARE

     Statement of Financial Accounting Standards No. 128, "Earnings per Share," requires dual presentation of "basic" EPS and "diluted" EPS. Basic EPS is based on the weighted average number of common shares outstanding for the period, excluding any dilutive common share equivalents. Diluted EPS reflects the potential dilution that could occur if securities or other contracts to issue common stock were exercised or converted.

     A reconciliation of basic and diluted EPS for the three and nine months ended August 1, 1999 and August 2, 1998 is as follows (in thousands, except per share amounts):
                                                 Average
                                      Net        Shares       Earnings
                                     Income    Outstanding    Per Share
                                    -------    -----------    ---------
Three Months
------------

1999:
    Basic                           $ 3,240       23,858        $ 0.14
    Effect of potential dilution                                ======
     from exercise of stock options
     and conversion of notes (a)          -            -
                                    -------       ------
    Diluted                         $ 3,240       23,858        $ 0.14
                                    =======       ======        ======

1998:
    Basic                           $ 5,844       24,412        $ 0.24
    Effect of potential dilution                                ======
     from exercise of stock options
     and conversion of notes            987        4,645
                                    -------       ------
    Diluted                         $ 6,831       29,057        $ 0.24
                                    =======       ======        ======

                                                 Average
                                      Net        Shares       Earnings
                                     Income    Outstanding    Per Share
                                    -------    -----------    ---------
Nine Months
-----------

1999:
     Basic                          $ 5,925        23,966       $ 0.25
                                                                ======
     Effect of potential dilution
      from exercise of stock options
      and conversion of notes (a)         -             -
                                    -------        ------

      Diluted                       $ 5,925        23,966       $ 0.25
                                    =======        ======       ======
1998:
     Basic                          $17,433        24,356       $ 0.72
                                                                ======
     Effect of potential dilution
      from exercise of stock options
      and conversion of notes         3,011         4,726
                                    -------        ------
     Diluted                        $20,444        29,082       $ 0.70
                                    =======        ======       ======


(a) The effect of the exercise of stock options and the conversion of notes for the three and nine months ended August 1, 1999 is anti-dilutive.


NOTE 3 - SALE OF LARGE AREA MASK DIVISION

     During 1998, the Company announced its intention to dispose of its Large Area Mask (LAM) Division located in Colorado Springs, Colorado. In January 1999, the Company sold its LAM Division. The sale did not materially affect the operating results for the nine months ended August 1, 1999.


NOTE 4 - COMPREHENSIVE INCOME

     In June 1997, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards (SFAS) No. 130 "Reporting Comprehensive Income". The Statement, which the Company adopted in the first quarter of 1999, establishes standards for reporting comprehensive income and its components in financial statements. Where applicable, earlier periods have been restated to conform to the standards set forth in SFAS No. 130. The Company's comprehensive income as reported in the Condensed Consolidated Statement of Shareholders' Equity, consists of net earnings, and all changes in equity during a period except those resulting from investments by owners and distributions to owners, which are presented before tax. The Company does not provide for U.S. income taxes on foreign currency translation adjustments because it does not provide for such taxes on undistributed earnings of foreign subsidiaries. Accumulated other comprehensive income consists of unrealized gains and losses on certain investments in equity securities and foreign currency translation adjustments. The pre-tax unrealized investment gain (loss) was $3,679 and ($3,289) for the nine month periods ended August 1, 1999 and August 2, 1998, respectively.

Item 2. Management's Discussion and Analysis of Results of Operations and Financial Condition

Material Changes in Results of Operations
Three and Nine Months ended August 1, 1999 versus August 2, 1998

     The changes in Photronics, Inc. ("the Company") results of operations for the three and nine months ended August 1, 1999 as compared to the same periods during the prior fiscal year were primarily attributable to a slow-down experienced by the semiconductor industry which began impacting the Company during the third quarter of 1998. This downturn in the global semiconductor industry resulted in extended customer shut-downs, a slow-down in the releases of new designs, and price reductions for mature technologies. The resulting adverse impact on sales, combined with Photronics' continued increase in capability which resulted in higher fixed costs, accounted for the majority of the decrease in operating income.

     Net sales for the three and nine months ended August 1, 1999 increased 2.3% to $59.0 million and decreased 5.4% to $160.7 million, respectively, compared with $57.7 million and $169.9 million for the corresponding prior year periods. The changes for the three and nine months ended August 1, 1999 resulted primarily from lower average selling prices partially offset by an increase in unit volumes. As a result of the Company's globalization, sales outside of the U.S increased to approximately 23% of net sales for the three and nine months ended August 1, 1999, compared with approximately 19% and 20% in the corresponding prior year periods.

     Cost of sales for the three and nine months ended August 1, 1999, increased 11.4% to $40.8 million, and 8.3% to $114.2 million, respectively, compared with $36.6 million and $105.4 million for the same periods in the prior fiscal year. Gross margins decreased to 31.0% and 28.9% of sales, respectively, compared with 36.6% and 38.0% for the three and nine month periods in the prior year. The gross margin decrease for the three and nine months ended August 1, 1999 was attributable to the Company's commitment to expand its technological capability, which resulted in significantly higher depreciation and service contract expenses. These investments have been made to position the Company to satisfy customer demands for higher technological capability, as well as increased volumes. In addition, revenues for the nine month period ended August 1, 1999 were lower than the revenues for the nine months ended August 2, 1998.

     Selling, general and administrative expenses increased 7.2% and 5.5% to $8.0 and $22.9 million for the three and nine months ended August 1, 1999, respectively, compared with $7.4 million and $21.7 million for the same periods in the prior fiscal year. As a percentage of net sales, selling, general and administrative expenses increased to 13.5% and 14.3%, respectively, compared to 12.9% and 12.8% for the same periods in the prior fiscal year. The higher year-to-date expenses were due primarily to staffing and other costs associated with the Company's expansion, both domestically and internationally.

     Research and development expenses for the three and nine months ended August 1, 1999 increased 22.2% to $4.1 million and 19.6% to $11.3 million, respectively, compared with $3.3 million and $9.4 million for the same periods in the prior fiscal year. This increase reflects the continuing development efforts on high-end, more complex photomasks such as phase shift, optical proximity correction and Next Generation Lithography (NGL), including the Company's new NGL Mask Center of Competence located in Burlington, Vermont. As a percentage of net sales, research and development was 6.9% and 7.0% of net sales for the three and nine months ended August 1, 1999, respectively, compared to 5.8% and 5.5% in the corresponding prior year periods.

     Net other expenses of approximately $1.0 million and $2.7 million for the three and nine months ended August 1, 1999, respectively, were comprised principally of interest expense on the convertible notes, partially offset by interest and other income earned on investments. This compares to $0.9 million and $1.5 million of net interest and other expenses in the corresponding periods in fiscal 1998, which included higher investment income.

     Net income for the three and nine months ended August 1, 1999 decreased to $3.2 and $5.9 million, respectively, or $0.14 and $0.25 per share on a basic and a diluted basis. These amounts compare to $5.8 million or $0.24 per basic and diluted share, and $17.4 million or $0.72 per basic share and $0.70 per diluted share for the corresponding prior year periods.


LIQUIDITY AND CAPITAL RESOURCES

     Photronics' cash and short-term investments decreased $23.8 million during the nine months ended August 1, 1999, primarily as a result of capital expenditures for equipment of approximately $59.9 million. In addition, $6.9 million of cash was utilized to repurchase 500,000 shares of the Company's common stock and $2.0 million of cash was utilized to repay long-term debt. These decreases were offset by cash provided by operations of approximately $32.0 million, as well as advances of approximately $11.8 million on the Company's $125.0 million unsecured revolving credit facility.

     Accounts receivable increased 18.0% from November 1, 1998 as a result of increased order activity in the third quarter of 1999 compared with the fourth quarter of 1998. Inventory decreased by 4.6% from the end of last year. Inventory levels at November 1, 1998 were higher as a result of less than expected unit volumes.

     Property, plant and equipment increased to $280.9 million at August 1, 1999, from $251.4 million at November 1, 1998, as a result of the expansion of Photronics' manufacturing capability and capacity.

     Intangible and other assets increased $5.9 million during the nine months ended August 1, 1999, principally due to an increase in the market value of assets available for sale.

     Accounts payable and accruals increased 3.2% or $1.5 million from November 1, 1998, principally due to an increase in the accrual of amounts for capital equipment coming due during the period.

     In September, 1999, the Company amended its $125.0 million revolving credit facility which modified certain financial covenants and ratios. The Company had borrowings of $11.8 million under this facility as of August 1, 1999 and had $113.2 million available for borrowing.

     Photronics' commitments represent investments in additional manufacturing capacity as well as advanced equipment for the production of high-end, more complex photomasks. At August 1, 1999, Photronics had commitments outstanding for capital expenditures of approximately $25 million. Additional commitments for capital requirements are expected to be incurred during the remainder of fiscal 1999. Photronics will continue to use its working capital and bank lines of credit to finance its capital expenditures. Photronics believes that its currently available resources, together with its access to other debt and equity financing sources, are sufficient to satisfy its currently planned capital expenditures, as well as its anticipated working capital requirements for the foreseeable future.

     Substantially all of the Company's consolidated Asian sales have been denominated in U.S. dollars resulting in minimal foreign currency exchange risk on transactions in that region.


EFFECT OF NEW ACCOUNTING STANDARDS

     In April, 1998, the American Institute of Certified Public Accountants issued Statement of Position, 98-5, "Reporting on the Costs of Start-up Activities." In June 1998, the Financial Accounting Standards Board issued SFAS No. 133 "Accounting for Derivative Instruments and Hedging Activities." Each of these statements establish new standards for financial statement reporting and disclosure of certain information effective for the Company in future fiscal years. The Company does not expect these new standards to have a material impact on its financial position, results of operations or cash flows.


YEAR 2000

     The Company has recognized that much of its operating software for its manufacturing and financial systems may not have had the ability to recognize date information when the year changes to 2000, and initiated a program in 1997 to replace such software to ensure, among other things, proper date recognition. The Company has successfully installed the new financial software at each of its locations, and its manufacturing software at each of its significant worldwide locations. The Company is in the process of implementing the manufacturing software at the remainder of its sites worldwide. In addition, the Company has also evaluated Year 2000 readiness with respect to equipment used in the manufacturing process and has completed actions necessary to make such equipment Year 2000 ready. The Company has also evaluated the Year 2000 readiness of its material customers and suppliers and has developed contingency plans in case either its internal Year 2000 actions or those of its suppliers and customers are not successful. As a result of the above efforts, the Company became Year 2000 ready in the third quarter of 1999 and does not anticipate any significant interruption in its normal operations. However, there can be no assurance that the Company's internal Year 2000 efforts or those of its suppliers or customers will be successful. The occurrence of Year 2000 problems could result in an adverse impact on the Company. The total estimated cost for all these efforts, including becoming Year 2000 ready, will be approximately $7,000,000. The majority of this amount has been incurred as of August 1, 1999.


"SAFE HARBOR" STATEMENT UNDER THE PRIVATE
SECURITIES LITIGATION REFORM ACT OF 1995:

     Except for historical information, the matters discussed above may be considered forward-looking statements and may be subject to certain risks and uncertainties that could cause the actual results to differ materially from those projected, including uncertainties in the market, pricing, competition, procurement and manufacturing efficiencies, and other risks.

Item 6.  Exhibits and Reports on Form 8-K

         (a)  Exhibits

              27 Financial Data Schedule

         (b)  Reports on Form 8-K

              During the quarter for which this report is filed, no reports on Form 8-K were filed by the Company.


SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

                                   PHOTRONICS, INC.
                                     (Registrant)

                           By:______ROBERT J. BOLLO______
                                    Robert J. Bollo
                                 Vice President/Finance
                              (Duly Authorized Officer and
                               Principal Financial Officer)



Date: September 15, 1999

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